Exhibit 99.9

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2009 (the “Form 40-F”), I, Renato Petter, P. Eng., Director of Technical Services of Yamana, hereby consent to the use of my name in connection with the reference to the mineral reserve estimates for the Fazenda Brasileiro Project, the Jacobina Project, the Sao Francisco Project, the Sao Vicente Project, the Gualcamayo Project, the Agua Rica Project and the Ernesto/Pau-a-Pique Project as at December 31, 2009 (the “Estimates”) and the reports entitled “Technical Report Update — Gualcamayo Project” dated February 2009 and “Chapada Copper-Gold Project, Goias State, Brazil, Technical Report Pursuant to National Instrument 43-101 of the Canadian Securities Administrators” dated February 2009 (the “Reports”) and to the inclusion of references to and summaries of the Estimates and the Reports (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-158343) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

YAMANA GOLD INC.

By:	/s/ Renato Petter
Name:	Renato Petter, P. Eng.
Title:	Technical Services Director

Date: March 31, 2010